UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

On April 26, 2024, Genenta S.p.A. (the “Company”) entered into an ATM Sales Agreement (the “Sales Agreement”) with Capital One Securities, Inc. and Virtu Americas LLC (the “Sales Agents”), pursuant to which the Company may offer and sell American Depositary Shares (“ADSs”), each representing one ordinary share with no par value per share of the Company, for an aggregate offering price of up to $16,362,816 from time to time through or to the Sales Agents, acting as sales agents or principals. The offer and sale of the ADSs will be made pursuant to the Company’s registration statement on Form F-3 and the related prospectus (File No. 333-271901) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2023 and declared effective by the SEC on May 22, 2023, as supplemented by a prospectus supplement dated April 26, 2024 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

The Sales Agents will receive from the Company a commission of up to 3.0% of the gross proceeds from any sale of ADSs pursuant to the Sales Agreement. The Sales Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Sales Agents, including for liabilities under the Securities Act, and termination provisions.

The above description of the Sales Agreement is qualified in its entirety by reference to the Sales Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

A copy of the opinion of Giovannelli and Associates, relating to the validity of the ordinary shares represented by the ADSs to be issued pursuant to the Sales Agreement, is filed with this Report on Form 6-K as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibits

Exhibit No.	Description

1.1	ATM Sales Agreement, dated April 26, 2024, among the Company and the Sales Agents

5.1	Opinion of Giovannelli and Associates, Italian counsel to the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: April 26, 2024